EXHIBIT 11

NATIONAL WESTERN LIFE INSURANCE COMPANY AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
For the Three Months Ended March 31, 2004 and 2003
(Unaudited)
(In thousands, except per share data)
	2004	2003

Numerator for basic and diluted earnings per share:
Earnings available to common stockholders
before and after assumed conversions:
Earnings before cumulative effect of change in accounting principle	$14,616	9,726
Cumulative effect of change in accounting principle	54,697	-

Net earnings	$69,313	9,726

Denominator:
Basic earnings per share -
weighted-average shares	3,554	3,525

Effect of dilutive stock options	43	24

Diluted earnings per share -
adjusted weighted-average
shares for assumed conversions	3,597	3,549

Basic earnings per share:
Earnings before cumulative effect of change in accounting principle	$4.11	2.76
Cumulative effect of change in accounting principle	15.39	-

Net earnings	$19.50	2.76

Diluted earnings per share:
Earnings before cumulative effect of change in accounting principle	$4.06	2.74
Cumulative effect of change in accounting principle	15.21	-

Net earnings	$19.27	2.74